1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	September 10, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC August 2021 Revenue Report

Hsinchu, Taiwan, R.O.C. – Sept. 10, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for August 2021: On a consolidated basis, revenue for August 2021 was approximately NT$137.43 billion, an increase of 10.3 percent from July 2021 and an increase of 11.8 percent from August 2020. Revenue for January through August 2021 totaled NT$996.54 billion, an increase of 17.2 percent compared to the same period in 2020

TSMC August Revenue Report (Consolidated):

(Unit:NT$ million)
Period	August 2021	July 2021	M-o-M Increase (Decrease) %	August 2020	Y-o-Y Increase (Decrease) %	January to August 2021	January to August 2020	Y-o-Y Increase (Decrease) %
Net Revenue	137,427	124,558	10.3	122,878	11.8	996,540	850,137	17.2

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	Aug.	Net Revenue	137,427,162	122,878,244
	Jan. ~ Aug.	Net Revenue	996,540,313	850,137,262

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		68,431,879	24,052,000
	TSMC Global**		755,202,737	102,730,500
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		497,946,450	2,310,417
	TSMC**			180,472,500
	TSMC***			900,141
	TSMC Japan Ltd.****		345,624	333,696

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	165,892,312
	Mark to Market Profit/Loss	(1,285,939)
	Unrealized Profit/Loss	(3,317,467)
Expired Contracts	Notional Amount	521,462,896
	Realized Profit/Loss	(1,551,481)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	29,841,883
	Mark to Market Profit/Loss	101,404
	Unrealized Profit/Loss	14,327
Expired Contracts	Notional Amount	201,948,558
	Realized Profit/Loss	638,184
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	16,345,577
	Mark to Market Profit/Loss	51,401
	Unrealized Profit/Loss	13,953
Expired Contracts	Notional Amount	121,018,510
	Realized Profit/Loss	297,223
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(1,144)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(40,272)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(28,181)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,212,871
	Mark to Market Profit/Loss	(5,023)
	Unrealized Profit/Loss	(3,849)
Expired Contracts	Notional Amount	14,623,826
	Realized Profit/Loss	101,503
Equity price linked product (Y/N)		N